UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to ________

Commission file number 000-49757

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST RELIANCE BANK EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Reliance Bancshares, Inc.

2170 W. Palmetto Street

Florence, South Carolina 29501

Explanatory Note

This Amendment Number 1 to the Form 11-K of the First Reliance Bank Employee Stock Ownership Plan is being filed to correct a typographical error in the consent of Elliott Davis, LLC that was omitted from the prior filing. The consent is attached as Exhibit 23.2 to this filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST RELIANCE BANK EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 28, 2012	By:	/s/ Jeffrey A. Paolucci
Jeffrey A. Paolucci
Plan Administrator

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Exhibit Index

Exhibit No.	Description

23.2	Consent of Elliott Davis, LLC.

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